DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05049419

March 31, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/31/2005

Re: The Home Depot, Inc.
Incoming letter dated March 7, 2005

Dear Mr. Chevedden:

This is in response to your letter dated March 7, 2005 concerning the shareholder proposal submitted to Home Depot by John Chevedden. On March 7, 2005, we issued our response expressing our informal view that Home Depot could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,



RECD S.E.C.
APR 1 2005
1086

Jonathan A. Ingram
Deputy Chief Counsel

cc: Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Monday, March 07, 2005 9:42 PM
To: CFLETTERS@SEC.GOV
Subject: The Home Depot, Inc. (HD): Shareholder Position on Company No-Action Request, Supplement 2

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request, Supplement 2 Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: John Chevedden

Ladies and Gentlemen:

This rule 14a-8 proposal calls for a poison pill vote or redemption within 4-months. The company implicitly claims that multiplying the 4-month period by 3-times or not multiplying it at all is substantially the same. In other words this is a theory that if a company falls within a 3-times multiplier of a key rule 14a-8 proposal provision it has substantially implemented the proposal.

This would be similar to arguing that 3-year director terms are substantially the same as one-year director terms. Accordingly the company claim could lead to companies arguing that shareholder proposals calling for one-year director terms are substantially implemented by 3-year director terms falling within a 3-times multiplier. Using the words of the Raytheon argument on this proposal topic, 3-year terms and one-year terms for directors would differ "only in a detail the specific time frame."

For this reason and the earlier supporting letters it is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden
Shareholder